Exhibit 99.1

UCLOUDLINK GROUP INC. Provides Update on Status under Holding Foreign Companies Accountable Act

Hong Kong, May 9, 2022 -- UCLOUDLINK GROUP INC. (“uCloudlink” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

The Company is aware that it has been provisionally identified by the United States Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer under the HFCAA on May 4, 2022 U.S. Eastern Time. The Company understands that such identification may have resulted from its filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 27, 2022.

The Company understands the SEC made such identification pursuant to the HFCAA and its implementation rules issued thereunder, and this indicates that the SEC determines that the Company used a registered public accounting firm whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the “PCAOB”) to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, if the SEC determines that the Company filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the shares or American depositary shares of the Company from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

The Company has been actively exploring possible solutions. It will continue to comply with applicable laws and regulations in both China and the United States and strive to maintain its listing status on the Nasdaq Stock Market.

About UCLOUDLINK GROUP INC.

uCloudlink is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. uCloudlink may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about uCloudlink’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uCloudlink’s strategies; uCloudlink’s future business development, financial condition and results of operations; uCloudlink’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in uCloudlink’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to uCloudlink’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and uCloudlink undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

UCLOUDLINK GROUP INC.

Jillian Zeng

Tel: +852-2180-6111

Email: ir@ucloudlink.com

Investor Relations:

The Equity Group Inc.

Alice Zhang, Investor Relations Analyst

Tel: +1-212-836-9610

E-mail: azhang@equityny.com

In China:

Lucy Ma, Associate

Tel: +86 10 5661 7012

E-mail: lma@equityny.com

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